MANAGEMENT’S REPORT

In management’s opinion, the accompanying consolidated financial statements of Harvest Energy Trust (the “Trust”) have been prepared within reasonable limits of materiality and in accordance with Canadian generally accepted accounting principles.  Since a precise determination of many assets and liabilities is dependent on future events, the preparation of financial statements necessarily involves the use of estimates and approximations. These have been made using careful judgment and with all information available up to March 5, 2010.  Management is responsible for the consistency, therewith, of all other financial and operating data presented in Management’s Discussion and Analysis for the year ended December 31, 2009.

To meet its responsibility for reliable and accurate financial statements, management has established and monitors systems of internal control which are designed to provide reasonable assurance that financial information is relevant, reliable and accurate, and that assets are safeguarded and transactions are executed in accordance with management’s authorization.

Under the supervision of our Chief Executive Officer and our Chief Financial Officer, we have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  We have concluded that as of December 31, 2009, our internal controls over financial reporting were effective.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even those systems determined to be effective can provide only reasonable assurance with respect to the financial statement preparation and presentation.

The consolidated financial statements have been examined by our auditors, KPMG LLP.  Their responsibility is to express a professional opinion on the fair presentation of the consolidated financial statements in accordance with Canadian generally accepted accounting principles.  The Auditor’s Report outlines the scope of their examination and sets forth their opinion on our financial statements.

The Board of Directors is responsible for approving the consolidated financial statements.  The Board fulfills its responsibilities related to financial reporting mainly through the Audit Committee.  The Audit Committee consists exclusively of independent directors and includes at least one director with financial expertise.  The Audit Committee meets regularly with management and the external auditors to discuss reporting and governance issues and ensures each party is discharging its responsibilities.  The Audit Committee has reviewed these financial statements with management and the Independent Registered Public Accountants and has recommended their approval to the Board of Directors.  The Board of Directors has approved the consolidated financial statements of the Trust.

(signed)	(signed)
John E. Zahary	Kyungluck Sohn
President and	Chief Financial Officer
Chief Executive Officer

Calgary, Alberta
March 5, 2010

AUDITORS' REPORT

To the Unitholders of Harvest Energy Trust

We have audited the consolidated balance sheets of Harvest Energy Trust as at December 31, 2009 and 2008 and the consolidated statements of income (loss) and comprehensive income (loss), unitholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2009. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. With respect to the consolidated financial statements for the years ended December 31, 2009 and 2008, we also conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years  in the two-year period ended December 31, 2009 in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants

Calgary, Canada
March 4, 2010

CONSOLIDATED BALANCE SHEETS
As at December 31
(thousands of Canadian dollars)
	2009	2008
Assets
Current assets
Accounts receivable and other	$180,839	$173,341
Fair value of risk management contracts [Note 20]	-	36,087
Prepaid expenses and deposits	15,551	11,843
Inventories [Note 5]	81,784	55,788
	278,174	277,059

Property, plant and equipment [Note 6]	3,974,070	4,468,505
Intangible assets [Note 8]	87,846	106,002
Future income tax [Note 18]	64,822	-
Goodwill [Note 7]	-	893,841
	$4,404,912	$5,745,407

Liabilities and Unitholders’ Equity
Current liabilities
Bank loan [Note 11]	$428,017	$-
Accounts payable and accrued liabilities [Note 9]	216,563	221,418
Cash distribution payable	-	47,160
Current portion of convertible debentures [Note 13]	172,053	2,513
Current portion of 7 7/8% Senior notes [Note 12]	41,909
Fair value deficiency of risk management contracts [Note 20]	2,052	235
	860,594	271,326

Bank loan [Note 11]	-	1,226,228
7 7/8% Senior notes [Note 12]	217,210	298,210
Convertible debentures [Note 13]	665,817	825,246
Asset retirement obligation [Note 10]	284,043	265,997
Employee future benefits [Note 19]	9,394	10,551
Deferred credit	359	522
Future income tax [Note 18]	-	203,998

Unitholders’ equity
Unitholders’ capital [Note 14]	4,669,559	3,897,653
Equity component of convertible debentures	-	84,100
Contributed surplus [Note 15]	315,255	6,433
Accumulated income	(476,750)	458,884
Accumulated distributions	(2,056,444)	(1,891,674)
Accumulated other comprehensive income (loss)	(84,125)	87,933
	2,367,495	2,643,329
	$4,404,912	$5,745,407

Commitments and contingencies [Note 22]
Subsequent events [Note 23]
See accompanying notes to these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)
For the Years Ended December 31
(thousands of Canadian dollars, except per Trust Unit amounts)
	2009	2008
Revenue
Petroleum, natural gas, and refined product sales	$3,267,945	$5,737,809
Royalty expense	(128,860)	(248,445)
	3,139,085	5,489,364

Expenses
Purchased products for processing and resale	2,015,671	3,850,507
Operating	500,586	537,149
Transportation and marketing	26,237	34,243
General and administrative [Note 17]	38,045	34,743
Korea National Oil Corporation acquisition related costs [Note 1 and 17]	18,393	-
Realized net (gains) losses on risk management contracts	(62,803)	200,782
Unrealized net losses (gains) on risk management contracts	37,904	(185,921)
Interest and other financing charges on short term debt, net	8,896	295
Interest and other financing charges on long term debt	110,943	146,375
Depletion, depreciation, amortization and accretion	527,579	519,811
Goodwill impairment [Note 7]	884,077	-
Currency exchange (gain) loss	(2,265)	30,882
Large corporations tax and other tax	(509)	(81)
Future income tax expense (recovery) [Note 18]	(28,035)	108,560
	4,074,719	5,277,345
Net income (loss) for the year	(935,634)	212,019

Other comprehensive income (loss)
Cumulative translation adjustment	(172,058)	284,692
Comprehensive income (loss) for the year	$(1,107,692)	$496,711

Net income (loss) per Trust Unit, basic [Note 14]	$(5.38)	$1.39
Net income (loss) per Trust Unit, diluted [Note 14]	$(5.38)	$1.39

See accompanying notes to these consolidated financial statements.

CONSOLIDATED STATEMENTS OF UNITHOLDERS’ EQUITY
 As at  December 31
(thousands of Canadian dollars)

	Unitholders’ Capital	Equity Component of Convertible Debentures	Contributed Surplus	Accumulated Income	Accumulated Distributions	Accumulated Other Comprehensive Income (Loss)
At December 31, 2007	3,736,080	39,537	-	246,865	(1,340,349)	(196,759)
Equity component of convertible debenture issuances
7.5% Debentures Due 2015	-	51,000	-	-	-	-
Convertible debenture conversions
9% Debentures Due 2009	32	-	-	-	-	-
8% Debentures Due 2009	141	(1)	-	-	-	-
10.5% Debentures Due 2008	13	(3)	-	-	-	-
Settlement of convertible debentures
10.5% Debentures Due 2008	24,249	(6,433)	6,433	-	-	-
Exercise of unit appreciation rights and other	1,494	-	-	-	-	-
Issue costs	(2,330)	-	-	-	-	-
Currency translation adjustment	-	-	-	-	-	284,692
Net income	-	-	-	212,019	-	-
Distributions and distribution reinvestment plan	137,974	-	-	-	(551,325)	-
At December 31, 2008	$3,897,653	$84,100	$6,433	$458,884	$(1,891,674)	$87,933
Issued for cash
June 4, 2009	126,509
December 22, 2009	600,000
Issued for corporate acquisition [Note 4a]	4,618
Settlement of convertible debentures
9% Debentures Due 2009	944	-	-	-	-	-
8% Debentures Due 2009	1,588	(11)	11	-	-	-
Elimination of equity component of convertible debentures resulting from the acquisition by Korea National Oil Corporation [Note 13]	-	(84,089)	84,089	-	-	-
Exercise of unit appreciation rights and other	397	-	-	-	-	-
Issue costs, net of tax	(5,867)	-	-	-	-	-
Currency translation adjustment	-	-	-	-	-	(172,058)
Net loss	-	-	-	(935,634)	-	-
Distributions and distribution reinvestment plan	43,717	-	-	-	(164,770)	-
Future income tax adjustment from change in shareholder status [Note 18]	-	-	224,722	-	-	-
At December 31, 2009	$4,669,559	$-	$315,255	$(476,750)	$(2,056,444)	$(84,125)

See accompanying notes to these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31
(thousands of Canadian dollars)
	2009	2008
Cash provided by (used in)
Operating Activities
Net income (loss) for the year	$(935,634)	$212,019
Items not requiring cash
Depletion, depreciation, amortization and accretion	527,579	519,811
Impairment of goodwill [Note 7]	884,077	-
Unrealized currency exchange (gain) loss	(5,337)	11,736
Non-cash interest expense and amortization of finance charges	15,521	14,197
Unrealized loss (gain) on risk management contracts [Note 20]	37,904	(185,921)
Future income tax expense (recovery)	(28,035)	108,560
Unit based compensation recovery	(5,212)	(1,577)
Employee benefit obligation	(1,157)	(1,618)
Other non-cash items	58	(5)
Settlement of asset retirement obligations [Note 10]	(14,270)	(11,418)
Change in non-cash working capital	(1,892)	(9,897)
	473,602	655,887

Financing Activities
Issue of Trust Units, net of issue costs	719,504	-
Issue of convertible debentures, net of issue costs [Note 13]	-	239,498
Bank repayments [Note 11]	(810,704)	(52,413)
Financing costs	(3,300)	(228)
Cash distributions	(121,053)	(410,678)
Change in non-cash working capital	(47,893)	4,098
	(263,446)	(219,723)

Investing Activities
Additions to property, plant and equipment	(230,151)	(327,474)
Business acquisitions	-	(36,756)
Property acquisitions	(2,635)	(138,493)
Property dispositions	64,751	46,476
Change in non-cash working capital	(41,583)	24,274
	(209,618)	(431,973)

Change in cash and cash equivalents	538	4,191

Effect of exchange rate changes on cash	(538)	(4,191)

Cash and cash equivalents, beginning of year	-	-

Cash and cash equivalents, end of year	$-	$-

Interest paid	$87,765	$115,209
Large corporation tax and other tax (received) paid, net	$(509)	$(81)

See accompanying notes to these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009 and 2008
(tabular amounts in thousands of Canadian dollars, except Trust Unit, and per Trust Unit amounts)

1.      Nature of Operations and Structure of the Trust

Harvest Energy Trust (the “Trust”) is an open-ended, unincorporated investment trust established under the laws of the Province of Alberta and is governed pursuant to the Amended and Restated Trust Indenture dated December 22, 2009 between Harvest Operations Corp. (“Harvest Operations”), a wholly owned subsidiary and manager of the Trust, and 1496965 Alberta Ltd. as Trustee (the “Trust Indenture”).  The beneficiary of the Trust is the holder of its Trust Units (the “Unitholder”).  On December 22, 2009, Korea National Oil Corporation Canada Ltd. (“KNOC”), a wholly owned subsidiary of subsidiary  Korea National Oil Corporation,  purchased all of the issued and outstanding Trust Units of the Trust.

The business of the Trust is carried on by Harvest Operations and other operating subsidiaries of the Trust, including North Atlantic Refining Limited Partnership.  The activities of Harvest Operations and the Trust’s subsidiaries are financed through interest bearing notes from the Trust, net profit interests issued to the Trust, and third party debt such as bank debt and the 7 7/8% Senior Notes.  The net profit interests are determined pursuant to the terms of each respective net profit interest agreement. The Trust is entitled to net profit interests equal to the amount by which 99% of the gross proceeds from the sale of production from petroleum and natural gas properties exceed 99% of certain deductible expenditures.  Under the terms of the net profits interest agreements, deductible expenditures may include discretionary amounts to fund capital expenditures, to repay third party debt and to provide for working capital required to carry out the operations of the operating subsidiaries.

Harvest is an integrated energy trust with petroleum and natural gas operations focused on the operation and further development of assets in western Canada (“upstream operations”) and a refining and marketing business focused on the safe operation of a medium gravity sour crude hydrocracking refinery and a retail and wholesale petroleum marketing business both located in the Province of Newfoundland and Labrador (“downstream operations”).

References to “Harvest” refer to the Trust on a consolidated basis.  References to “North Atlantic” refer to Harvest Refining General Partnership and its subsidiaries, all of which are 100% owned by Harvest.

2.      Significant Accounting Policies

These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

(a)   Consolidation
These consolidated financial statements include the accounts of Harvest and its subsidiaries.  All inter-entity transactions and balances have been eliminated upon consolidation.

(b)   Use of Estimates
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies, if any, as at the date of the financial statements and the reported amounts of revenues and expenses during the period.  Specifically, amounts recorded for depletion, depreciation, amortization and accretion expense, asset retirement obligations, fair value of risk management contracts, employee future benefits, income taxes and amounts used in the impairment tests for intangible assets, goodwill, inventory and property, plant and equipment are based on estimates.  These estimates include petroleum and natural gas reserves, future petroleum and natural gas prices, future refined product prices, future interest and currency exchange rates and future costs required to develop those reserves as well as other fair value assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future years could be material.

(c)   Revenue Recognition
Revenues associated with the sale of crude petroleum, natural gas, natural gas liquids and refined products are recognized when title passes to customers and payment has either been received or collection is reasonably certain.  Concurrent with the recognition of revenue from the sale of refined products and included in purchased products for resale and processing are associated transportation charges.  Revenues for retail services are recorded when the services are provided.

The sales price of residential home heating fuels and automotive gasoline and diesel within the Province of Newfoundland and Labrador is subject to regulation under the Petroleum Products Act.  The Petroleum Products Pricing Commissioner sets the maximum wholesale and retail prices that a wholesaler and a retailer may charge and sets the maximum mark-up between the wholesale price to the retailer and the retail price to the consumer.  Prices are set biweekly using a price adjustment formula based on an allowable premium above Platt's with an interruption formula.  The full effect of rate regulation is reflected in the product sales revenue as recorded by Harvest.

(d)   Inventories
Inventories are carried at the lower of cost or net realizable value.  The costs of inventory are determined using the weighted average cost method.  The valuation of inventory is reviewed at the end of each month.  The costs of parts and supplies inventories are determined under the average cost method.

(e)    Joint Interest and Partnership Accounting
The subsidiaries of Harvest conduct substantially all of their petroleum and natural gas production activities through joint interests and through partnerships. The consolidated financial statements reflect only Harvest’s proportionate interest in such activities.

(f)    Property, Plant, and Equipment
Upstream Operations
Harvest follows the full cost method of accounting for its petroleum and natural gas activities. All costs of acquiring petroleum and natural gas properties, whether productive or unproductive, related development costs, and overhead charges directly related to these activities, are capitalized and accumulated in one cost centre.  Maintenance and repair costs that do not extend or enhance the recoverable reserves are charged against income.

Proceeds from the sale of petroleum and natural gas properties are applied against capital costs.  Gains and losses are not recognized on the disposition of petroleum and natural gas properties unless that disposition would alter the rate of depletion and depreciation by 20% or more.

Provision for depletion and depreciation of petroleum and natural gas assets is calculated using the unit-of-production method, based on proved reserves net of royalties as evaluated by independent petroleum engineers.  The cost basis used for the depletion and depreciation provision is the capitalized costs of petroleum and natural gas assets including undeveloped property plus the estimated future development costs of proved undeveloped reserves.  Reserves are converted to equivalent units on the basis of six thousand cubic feet of natural gas to one barrel of petroleum, reflecting the approximate relative energy content.

Harvest places a limit on the aggregate carrying amount of property, plant and equipment associated with petroleum and natural gas activities which may be amortized to depletion and depreciation in future periods.  Impairment is recognized when the carrying amount of the petroleum and natural gas assets exceeds the sum of the undiscounted future cash flows expected from the proved reserves.

To recognize impairment, Harvest would then measure the amount of impairment by comparing the carrying amounts of the petroleum and natural gas assets to an amount equal to the estimated net present value of future cash flows from proved plus probable reserves using the risk-free discount rate.  Any excess carrying amount above the net present value of Harvest’s future cash flows would be a permanent impairment and reflected as a charge to net income for the period.

Cash flows are calculated based on future price estimates, adjusted for Harvest’s contractual arrangements related to pricing and quality differentials.

The cost of unproved properties is excluded from the impairment test calculation described above and subject to a separate impairment test.  An impairment of unproved properties is recognized when the cost base exceeds the fair value determined by a reference to market prices, historical experience or a third party independent evaluator.

Downstream Operations
Property, plant and equipment related to the refining assets are recorded at cost.  Depreciation of recorded cost less salvage value is provided on a straight-line basis over the estimated useful life of the assets as set out below.  Any gains or losses on disposal of individual assets are recognized in the year of disposal.

Asset	Period

Refining and production plant:
Processing equipment	5 – 25 years
Structures	15 – 20 years
Catalysts	2 – 5 years
Tugs	25 years
Vehicles	2 – 5 years
Office and computer equipment	3 – 5 years

Maintenance and repair costs, including major maintenance activities, are expensed as incurred.  Improvements that increase or prolong the service life or capacity of an asset are capitalized.

Property, plant and equipment related to refining assets are tested for recovery whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.  Property, plant and equipment related to refining assets are not recoverable if their carrying amounts exceed the sum of the undiscounted cash flows expected to result from their use and eventual disposition.  If property, plant and equipment related to refining assets are not recoverable, an impairment loss is recognized in an amount by which their carrying amount exceeds their fair value, with fair value determined based on discounted estimated net cash flows.

(g)   Goodwill and Other Intangible assets
Goodwill is recognized when the purchase price of an acquired business exceeds the fair value of the net identifiable assets and liabilities of the acquired business.  Goodwill is carried at cost less impairment and is not amortized.  The carrying amount of goodwill is assessed for impairment annually at year-end or more frequently if events occur that could result in an impairment.  The goodwill impairment test is a two step test.  In the first step, the carrying amount of the assets and liabilities, including goodwill, is compared to the fair value of the reporting unit.  The fair value of a reporting unit is determined by calculating the present value of the expected future cash flows from the reporting unit.  If the fair value is less than the carrying amount of the reporting unit, a potential impairment of goodwill may exist requiring the second test to be performed.  Impairment is measured by allocating the fair value of the reporting unit, as determined in the first test, over the fair value of the identifiable assets and liabilities.  The excess of the fair value of the reporting unit over the fair value of the identifiable assets and liabilities represents the fair value of goodwill.  The excess of the book value of goodwill over this implied fair value is then recognized as an impairment and charged to income in the period in which it occurs.

Intangible assets with determinable useful lives are amortized using the straight line method over the estimated lives of the assets, which range from 5 to 20 years.  The amortization methods and estimated service lives are reviewed annually.  The carrying amounts of intangible assets are tested for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable.  Intangibles are not recoverable if their carrying amounts exceed the sum of the undiscounted cash flows expected to result from their use and eventual disposition.  If intangibles are not recoverable, an impairment loss is recognized in an amount by which their carrying amount exceeds their fair value, with fair value determined based on discounted estimated net cash flows.

(h)   Asset Retirement Obligations
Harvest recognizes the fair value of any asset retirement obligations as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and normal use of the assets.  Harvest uses a credit-adjusted risk free discount rate to estimate this fair value.  The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depleted and depreciated using the method described under “Property, Plant and Equipment”.  Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted at the end of each subsequent period to reflect the passage of time and changes in the timing and amount of estimated future cash flows underlying the obligation.  Actual costs incurred upon settlement of the retirement obligation are charged against the obligation to the extent of the liability recorded.

(i)    Income Taxes
Harvest follows the asset and liability method of accounting for income taxes.  Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements of the corporate subsidiaries and their respective tax bases, using enacted or substantively enacted income tax rates.  The effect of a change in income tax rates on future tax liabilities and assets is recognized in income in the period in which the change occurs.  A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized.

Under the Income Tax Act (Canada) the Trust and its trust subsidiary entities are taxable only on income that is not distributed or distributable to their Unitholders.  As the Trust and its trust subsidiaries distribute all of their taxable income to their Unitholders, neither the Trust nor its trust subsidiaries are currently subject to income tax.  In 2007 the Canadian government enacted legislation to apply a tax to distributions from Canadian publicly traded income trusts; however, with the purchase of Harvest by the KNOC on December 22, 2009, Harvest is no longer a publicly traded trust and as a result is no longer subject to a distribution tax beginning in 2011. Therefore, as long as Harvest maintains its current structure and the Trust and its trust subsidiaries continue to distribute all of their taxable income, Harvest and its trust subsidiaries will not be subject to tax.

(j)    Unit-based Compensation
Prior to the acquisition by KNOC, Harvest had a Trust Unit Rights Incentive Plan and the Unit Award Incentive Plan. The compensation expense for these plans was determined by estimating the intrinsic value of the awards at each period end and recognizing the amount in income over the vesting period.  After the awards vested, further changes in the intrinsic value were recognized in income in the period of change.

The intrinsic value is the difference between the market value of the Units and the exercise price of the right in the case of the Trust Unit Rights Incentive Plan, and in the case of the Unit Award Incentive Plan the market value of the Units represents the intrinsic value of the Award.  Under the Trust Unit Rights Incentive Plan, the intrinsic value method was used as participants in the plan had the option to either purchase the Units at the exercise price or to receive a cash payment or Trust Unit equivalent, equal to the excess of the market value of the Units over the exercise price.  Under the Unit Award Incentive Plan participants had the option upon exercise to receive a cash payment or Trust Unit equivalent, equal to the value of awards outstanding, which was equivalent to the market value of the Units.

(l)    Employee Future Benefits
North Atlantic maintains a defined benefit plan and provides certain post-retirement health care benefits, which cover the majority of its employees and their surviving spouses.

The cost of providing the defined benefits and other post-retirement benefits is actuarially determined based upon an independent actuarial valuation using management’s best estimates of discount rates, rate of return on plan assets, rate of compensation increase, retirement ages of employees, and expected health care costs.  The cost of pensions earned by employees is actuarially determined using the projected benefit method prorated on credited service.  Funding of the defined benefit pension plans complies with Canadian federal and provincial regulations, and requires contributions to the plans be made based on independent actuarial valuation.  Pension plan assets are measured at fair values with the difference between the fair value of the plan assets and the total employee benefit obligation recorded on the balance sheet.  For the purpose of calculating the expected return on assets, the fair value of the plan assets is used.

The defined benefit plan provides benefits based on length of service and the best five years of the last ten years’ average earnings.  There is no recognition or amortization of actuarial gains or losses less than 10% of the greater of the accrued benefit obligations and the fair value of plan assets for the defined benefit pension plans.  Actuarial gains and losses over 10% are amortized on a straight-line basis over the average remaining service period of the plan participants.  Actuarial gains or losses related to the other post-retirements benefits are recognized in income immediately.  Past service costs are amortized on a straight-line basis over the expected average remaining service life of plan participants.

(m) Currency Translation
Monetary assets and liabilities denominated in a currency other than Canadian dollars are translated at the rate of exchange in effect at the balance sheet date.  Revenues and expenses denominated in a foreign currency are translated at the monthly average rate of exchange.  Translation gains and losses are included in income in the period in which they arise.

Harvest’s investment in its downstream operations, which is considered a self-sustaining operation with a U.S. dollar denominated functional currency, is translated using the current rate method.  Gains and losses resulting from this translation are recorded in the cumulative translation adjustment in accumulated other comprehensive income.

(n) Financial Instruments
Harvest classifies cash and price risk management contracts as held-for-trading and measures these instruments at fair value each reporting period.  The remainder of Harvest’s financial instruments are measured at amortized cost.

Transaction costs relating to financial instruments classified as held for trading are expensed in net income in the period that they are incurred.  Harvest has elected to add all other transaction costs that are directly attributable to the acquisition or issue of a financial asset or liability to the amount of the financial asset or liability that is recorded on initial recognition.

3.      New Accounting Policies

(a)  Current Year Accounting Changes

Financial Instruments - Disclosures
Effective December 31, 2009, Harvest adopted CICA issued amendments to Handbook Section 3862, Financial Instruments – Disclosures. The amendments include enhanced disclosures relating to the fair value of financial instruments and the liquidity risk associated with financial instruments. Section 3862 now requires that all financial instruments measured at fair value be categorized into one of three hierarchy levels. Refer to Note 20 Financial Instruments and Risk Management for enhanced fair value disclosures and liquidity risk disclosures.

Goodwill and Intangibles
Effective January 1, 2009, Harvest adopted the new Canadian Institute of Chartered Accountants (“CICA”) accounting standard “Goodwill and Intangible Assets”, Section 3064 which replaced Section 3062 “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs”.  Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of intangible assets and goodwill subsequent to its initial recognition.  The adoption of this standard had no impact on the consolidated financial statements.

(b)  Future Accounting Changes

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests
The CICA Handbook Section 1582 ‘‘Business Combinations’’ is effective for business combinations with an acquisition date after January 1, 2011. This standard was amended to require additional use of fair value measurements, recognition of additional assets and liabilities, and increased disclosure. Adopting the standard is expected to have a material effect on the way the Company accounts for future business combinations. Entities adopting Section 1582 will also be required to adopt CICA Handbook Sections 1601 ‘‘Consolidated Financial Statements’’ and 1602 ‘‘Non-Controlling Interests’’. These standards will require non-controlling interests to be presented as part of Shareholders’ Equity on the balance sheet. In addition, the income statement of the controlling parent will include 100 per cent of the subsidiary’s results and present the allocation between the controlling and non-controlling interests. These standards will be effective January 1, 2011, with early adoption permitted. The changes resulting from adopting Section 1582 will be applied prospectively and the changes from adopting Sections 1601 and 1602 will be applied retrospectively. Harvest is currently assessing the impact of this standard on our financial position and future results.

International Financial Reporting Standards (“IFRS”)
In February 2008, the CICA Accounting Standards Board (“ASB”) announced that Canadian public reporting issuers will be required to report under International Financial Reporting Standards (“IFRS”) commencing January 1, 2011 which will require comparative IFRS information for the 2010 year end.  We will begin reporting under IFRS as of January 1, 2011, but given the current stage of the Company’s IFRS project the full impact of adopting IFRS on Harvest’s financial position and future results can not be determined.

4.      Acquisitions

(a) Pegasus Oil & Gas Inc. (“Pegasus”)
On August 11, 2009, Harvest acquired approximately 93.5% of the issued and outstanding class A shares of Pegasus in exchange for 0.015 units of Harvest for each Pegasus Class A Share and approximately 90.6% of the issued and outstanding class B shares of Pegasus in exchange for 0.15 units of Harvest for each Pegasus Class B Share for total consideration of approximately $4.6 million plus the assumption of $13.9 million of debt.  This amount consisted of the issuance of 670,288 Trust Units at an ascribed price of $6.89 per Trust Unit, based on the weighted average trading price of the Harvest Trust Units before and after the announcement date of June 15, 2009.  The results of operations of this acquisition have been included in the consolidated financial statements since its acquisition date.

(b) Private petroleum and natural gas corporation
On July 24, 2008, Harvest acquired all of the issued and outstanding shares of a private petroleum and natural gas corporation for $36.8 million in cash net of working capital adjustments and transaction costs.  The purchase price was assigned primarily to oil and gas properties.  The results of operations of this acquisition have been included in the consolidated financial statements since its acquisition date.

(c) Petroleum and natural gas assets
On September 8, 2008, Harvest acquired certain petroleum and natural gas assets in exchange for $130.8 million in cash plus an interest in two non-operated properties for total consideration of $136.3 million.  The results of operations of these assets have been included in the consolidated financial statements since the acquisition date.

5.      Inventories

	December 31, 2009	December 31, 2008
Petroleum products
Upstream – pipeline fill	$1,183	$603
Downstream	76,424	50,311
	77,607	50,914
Parts and supplies	4,177	4,874
Total inventories	$81,784	$55,788

During the year ended December 31, 2009, Harvest recognized $2.4 million (2008 – $35.3 million) of inventory impairments and $9.7 million (2008 – nil) of recoveries of inventory impairments in its downstream operations.  At December 31, 2009, inventories held at net realizable value totaled $24.5 million (December 31, 2008 – $37.6 million).

6.      Property, Plant and Equipment

	December 31, 2009			December 31, 2008
	Upstream	Downstream	Total	Upstream	Downstream	Total
Cost	$4,848,984	$1,328,727	$6,177,711	$4,710,725	$1,493,039	$6,203,764
Accumulated depletion and depreciation	(1,998,004)	(205,637)	(2,203,641)	(1,572,449)	(162,810)	(1,735,259)
Net book value	$2,850,980	$1,123,090	$3,974,070	$3,138,276	$1,330,229	$4,468,505

General and administrative costs of $10.9 million (2008 – $10.0 million) have been capitalized during the year ended December 31, 2009, of which $2.5 million (2008 - nil) relate to the Trust Unit Rights Incentive Plan and the Unit Award Incentive Plan.

All costs, except those associated with major spare parts inventory and assets under construction, are subject to depletion and depreciation at December 31, 2009 including future development costs of $446.8 million (2008 – $489.5 million).  Downstream major parts inventory of $6.6 million were excluded from the asset base subject to depreciation at December 31, 2009 (2008 - $7.5 million).  Downstream assets under construction of $30.3 million were excluded from the asset base subject to depreciation at December 31, 2009 (2008 - $12.7 million).

The petroleum and natural gas future prices used in the impairment test for petroleum and natural gas assets were obtained from third party engineers and accepted by management.  Based on these assumptions, the undiscounted future net revenue from Harvest’s proved reserves exceeded the carrying amount of its petroleum and natural gas assets as at December 31, 2009 and 2008, and therefore no impairment was recorded in either of the periods ended on these dates.

Benchmark prices and U.S.$/Cdn.$ exchange rate assumptions reflected in the impairment test as at December 31, 2009 were as follows:

Year	WTI Oil(1) (US$/barrel)	Currency Exchange Rate	Edmonton Light Crude Oil(1) (CDN$ barrel)	AECO Gas(1) (CDN$/MMBtu)
2010	80.00	0.95	83.20	6.05
2011	83.60	0.95	87.00	6.75
2012	87.40	0.95	91.00	7.15
2013	91.30	0.95	95.00	7.45
2014	95.30	0.95	99.20	7.80
Thereafter (escalation)	2%	0%	2%	2%
(1) Actual prices used in the impairment test were adjusted for commodity price differentials specific to Harvest.

7.      Goodwill Impairment

At June 30, 2009, it was determined that an impairment test of the Downstream reporting unit was required due to expectations of lower future refining margins and the probable deferral of certain future capital expenditures.  Harvest completed the two-step process to determine whether the goodwill of the Downstream reporting unit was impaired.  The first step of the impairment test involved comparing the fair value of the reporting unit to the carrying value, including goodwill.  The fair value was determined using a discounted cash flow approach which incorporated management’s expectations of future throughput and expenses and the forward curve for refined product crack spreads.  The fair value of the Downstream reporting unit was below the carrying value, indicating a potential impairment.  The second step required the fair value of goodwill be determined by valuing the reporting unit’s net assets in the same manner as allocating a purchase price in a business combination.  It was determined that the goodwill associated with the Downstream reporting unit was fully impaired and a pre-tax charge of $206.5 million was recorded in the financial results at June 30, 2009.

At September 30, 2009, it was determined that the fair value of the Trust, based on the Arrangement Agreement with the KNOC, indicated a potential impairment of the Upstream goodwill. An impairment test for the Upstream reporting unit was conducted and the fair value of the reporting unit was below its carrying value as at September 30, 2009.  The fair value of the Upstream goodwill was determined by valuing the reporting unit’s net assets in the same manner as allocating a purchase price in a business combination.  It was determined that the goodwill associated with the Upstream reporting unit was fully impaired and a pre-tax charge of $677.6 million was recorded at September 30, 2009.

Refer to the goodwill table in Note 21 for the change in goodwill during the year ended December 31, 2009.

8.      Intangible Assets

	December 31, 2009			December 31, 2008
	Cost	Accumulated Amortization	Net book value	Cost	Accumulated Amortization	Net book value
Engineering drawings	$93,539	$(15,005)	$78,534	$108,402	$(11,969)	$96,433
Marketing contracts	6,505	(2,967)	3,538	7,539	(2,480)	5,059
Customer lists	3,938	(1,264)	2,674	4,564	(1,008)	3,556
Fair value of office lease	931	(875)	56	931	(652)	279
Financing costs	3,300	(256)	3,044	7,300	(6,625)	675
Total	$108,213	$(20,367)	$87,846	$128,736	$(22,734)	$106,002

9.    Accounts Payable and Accrued Liabilities

	December 31, 2009	December 31, 2008
Trade accounts payable	$71,309	$62,771
Accrued interest	16,530	17,262
Trust Unit Rights Incentive Plan and Unit Award Incentive Plan [Note 17]	-	3,894
Other accrued liabilities	117,539	126,170
Current portion of asset retirement obligation	11,185	11,321
Total	$216,563	$221,418

10.   Asset Retirement Obligation

Harvest’s asset retirement obligations result from its net ownership interest in petroleum and natural gas assets including well sites, gathering systems and processing facilities and the estimated costs and timing to reclaim and abandon them. Harvest estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations to be approximately $1,202 million which will be incurred between 2010 and 2059.  A credit-adjusted risk-free discount rate of 8% - 10% and inflation rate of approximately 2% were used to calculate the fair value of the asset retirement obligations.

A reconciliation of the asset retirement obligations is provided below:

	December 31, 2009	December 31, 2008
Balance, beginning of year	$277,318	$213,529
Incurred on business acquisition of a private corporation	1,411	1,900
Liabilities incurred	1,351	4,371
Revision of estimates	7,219	49,395
Net liabilities acquired (settled) through acquisition (disposition)	(2,538)	910
Liabilities settled	(14,270)	(11,418)
Accretion expense	24,737	18,631
Balance, end of year(1)	$295,228	$277,318
(1) Current portion of the asset retirement obligation is included in accounts payable and accrued liabilities [Note 9]

Harvest has undiscounted asset retirement obligations of approximately $14.9 million relating to the refining and marketing assets.  The fair value of this obligation cannot be reasonably determined because the assets currently have an indeterminate life.

11.   Bank Loan

Harvest had a $1.6 billion three year syndicated credit facility with a maturity date of April 30, 2010.  With the purchase of Harvest by KNOC on December 22, 2009, the facility was renegotiated and reduced to $600 million concurrent with a $600 million payment made in December.  The maturity date remains unchanged at April 30, 2010.  At December 31, 2009, Harvest had $428.0 million drawn from the $600 million available under the Credit Facility ($1,226.2 million drawn from the $1.6 billion available at December 31, 2008).

The Credit Facility is secured by first floating charge over all of the assets of Harvest's operating subsidiaries plus a first mortgage security interest on the refinery assets of North Atlantic.  The most restrictive covenants of Harvest’s credit facility include an aggregate limitation of $25 million on financial assistance and/or capital contributions to parties other than those included in the first floating charge, a limitation to carrying on business in countries that are not members of the Organization of Economic Co-operation and Development and a limitation on the payment of distributions to Unitholders in certain circumstances such as an event of default.  The Credit Facility requires standby fees on undrawn amounts and interest on amounts borrowed at varying rates depending on Harvest's ratio of secured debt (excluding the 7 7/8% Senior Notes and Convertible Debentures) to its earnings before interest, taxes, depletion, amortization and other non-cash amounts ("EBITDA").  In addition to the availability under this facility being limited by the Borrowing Base Covenant of the 7 7/8% Senior Notes described in Note 12, availability is subject to the following quarterly financial covenants:

	Covenant	As at December 31, 2009
Secured debt to EBITDA	3.0 to 1.0 or less	0.7
Total debt to EBITDA	3.5 to 1.0 or less	2.7
Secured debt to Capitalization	50% or less	11%
Total debt to Capitalization	55% or less	40%

For the year ended December 31, 2009, Harvest’s average interest rate on advances under the Credit Facility was 1.44% (2008 – 4.12%).

12.   7 7/8% Senior Notes

On October 14, 2004, Harvest Operations Corp., a wholly owned subsidiary of Harvest, issued US$250 million of 7 7/8% Senior Notes for cash proceeds of $311,951,000.  The 7 7/8% Senior Notes are unsecured, require interest payments semi-annually on April 15 and October 15 each year, mature on October 15, 2011 and are unconditionally guaranteed by Harvest and all of its wholly-owned subsidiaries.  Prior to maturity, redemptions are permitted as follows:

•	After October 15, 2009 at 101.969% of the principal amount
•	After October 15, 2010 at 100% of the principal amount

The 7 7/8% Senior Notes contains a change of control covenant that requires Harvest Operations Corp. to commence an offer to repurchase the 7 7/8% Senior Notes at a price of 101% of the principal amount plus accrued interest within 30 days of a change of control event, as defined in the indenture.  On December 22, 2009, concurrent with the acquisition of 100% of Harvest’s outstanding Trust Units by Korea National Oil Company, the change of control covenant was triggered and on January 20, 2010 Harvest Operations Corp. delivered formal notice to the trustee under the indenture of its offer to purchase all outstanding 7 7/8% Senior Notes; refer to Note 23 for details on the redemptions.  There are also covenants restricting, among other things, the sale of assets and the incurrence of additional indebtedness if such issuance would result in an interest coverage ratio, as defined, of less than 2.5 to 1.  Notwithstanding the interest coverage ratio limitation, the incurrence of additional indebtedness under the Credit Facilities may be limited by the Borrowing Base Covenant (as described below) and certain other specific circumstances.

The covenants of the 7 7/8% Senior Notes also restrict Harvest’s incurrence of secured indebtedness to an amount less than 65% of the present value of the future net revenues from its proven petroleum and natural gas reserves discounted at an annual rate of 10% (the “Borrowing Base Covenant”).  At December 31, 2009, the Borrowing Base Covenant restricts secured indebtedness to Cdn$1.87 billion (at December 31, 2008 - Cdn$1.91 billion).

In addition, the covenants of the 7 7/8% Senior Notes restrict Harvest’s ability to pay distributions to Unitholders (net of distributions settled with the delivery of Trust Units) during a quarter to 80% of the prior quarter’s cash flow from operating activities before settlement of asset retirement obligations and changes in non-cash working capital if Harvest’s interest coverage ratio as described in the agreement is greater than 2.5 to 1.0 and its consolidated leverage ratio is lower than 3.0 to 1.0.  Notwithstanding, distributions are permitted provided that from the date of issuance of the 7 7/8% Senior Notes, the aggregate distributions do not exceed an amount equal to $40 million plus 100% of the net cash proceeds from the sale of Trust Units plus 80% of the cumulative cash flow from operating activities less distributions paid which as at December 31, 2009, amounted to a carry-forward of approximately Cdn$2.2 billion (Cdn$1.5 billion as at December 31, 2008).

The fair value of the 7 7/8% Senior Notes at December 31, 2009 was $265.4 million (2008 - $231.4 million).

13.  Convertible Debentures

Harvest has five series of convertible unsecured subordinated debentures outstanding (the “Convertible Debentures”).  Interest on the debentures is payable semi-annually in arrears in equal installments on dates prescribed by each series.

KNOC’s acquisition of all the outstanding Trust Units constitutes a change of control under the debenture indenture whereby Harvest is required to make an offer to the holders of the debentures to repurchase the debentures for cash consideration equal to 101% of the principal amount plus any accrued and unpaid interest within 30 days; refer to Note 23 for details on the redemptions.

As a result of KNOC acquiring all of the outstanding Trust Units of Harvest and will be settled with cash upon maturity, the debentures are no longer convertible into Units but investors would receive $10.00 for each unit notionally received based on each series conversion rate.  Because every series of debentures carry a conversion price that exceeds $10.00 per unit, it is assumed that no investor would exercise their conversion option.

The debentures may be redeemed by Harvest at its option in whole or in part prior to their respective redemption dates.  The redemption price for the first redemption period is at a price equal to $1,050 per debenture and at $1,025 per debenture during the second redemption period.  Any redemption will include accrued and unpaid interest at such time.

The following is a summary of the five series of convertible debentures:

Series	Conversion price / Trust Unit	Maturity	First redemption period	Second redemption period
6.5% Debentures Due 2010	$31.00	Dec. 31, 2010	Jan. 1/09-Dec. 31/09	Jan. 1/10-Dec. 30/10
6.40% Debentures Due 2012(1)	$46.00	Oct. 31, 2012	Nov. 1/08-Oct. 31/09	Nov. 1/09-Oct. 31/10
7.25% Debentures Due 2013(1)	$32.20	Sept. 30, 2013	Oct. 1/09-Sept. 30/10	Oct. 1/10-Sept. 30/11
7.25% Debentures Due 2014(1)	$27.25	Feb. 28, 2014	Mar. 1/10-Feb. 28/11	Mar. 1/11-Feb. 29/12
7.5% Debentures Due 2015(1)	$27.40	May 31, 2015	Jun. 1/11-May 31/12	Jun. 1/12-May 31/13
(1) These series of convertible debentures may also be redeemed by Harvest at a price of $1,000 per debenture after the second redemption period until maturity.

The following table summarizes the face value, carrying amount and fair value of the Convertible Debentures:

	December 31, 2009			December 31, 2008
	Face Value	Carrying Amount	Fair Value	Face Value	Carrying Amount(1)	Fair Value
9% Debentures Due 2009	$-	$-	$-	$944	$940	$984
8% Debentures Due 2009	-	-	-	1,588	1,573	1,540
6.5% Debentures Due 2010	37,062	36,187	37,562	37,062	35,387	29,650
6.40% Debentures Due 2012	174,626	170,667	176,460	174,626	169,455	75,089
7.25% Debentures Due 2013	379,256	362,216	385,703	379,256	358,533	166,835
7.25% Debentures Due 2014	73,222	68,458	74,467	73,222	67,549	36,611
7.5% Debentures Due 2015	250,000	200,342	256,875	250,000	194,322	107,500
	$914,166	$837,870	$931,067	$916,698	$827,759	$418,209
 (1)Excluding the equity component.

On January 31, 2008, the 10.5% Debenture matured and Harvest elected to settle its obligation by issuing 1,166,593 Trust Units rather than settling in cash.

On April 25, 2008, Harvest issued $250 million principal amount of 7.5% Convertible Debentures for total net proceeds from the issue of $239.5 million.  These debentures mature on May 31, 2015 and have a conversion price of $27.40.

On May 31, 2009, the 9% Debenture matured and Harvest elected to settle its obligation by issuing 136,906 Trust Units rather than settling in cash.

On September 30, 2009, the 8% Debenture matured and Harvest elected to settle its obligation by issuing 259,184 Trust Units rather than settling in cash.

14.           Unitholders' Capital

(a)   Authorized
The authorized capital consists of an unlimited number of Trust Units.

(b)  Number of Units Issued

	Year ended December 31
	2009	2008
Outstanding, beginning of year	157,200,701	148,291,170
Issued for cash
June 4, 2009 at $7.30 per Trust Unit	17,330,000	-
December 22, 2009 at $10.00 per Trust Unit	60,000,000	-
Issued for corporate acquisition	670,288	-
Convertible debenture conversions
9% Debentures Due 2009	-	2,310
8% Debentures Due 2009	-	8,710
10.5% Debentures Due 2008	-	344
Settlement of convertible debentures
10.5% Debentures Due 2008	-	1,166,593
9% Debentures Due 2009	136,906	-
8% Debentures Due 2009	259,184	-
Distribution reinvestment plan issuance	6,590,755	7,655,414
Exercise of unit appreciation rights and other	80,967	76,160
Outstanding, end of year	242,268,801	157,200,701

In 2005, Harvest implemented a premium distribution reinvestment plan.  The premium distribution program enables investors to receive a cash payment equal to 102% of the regular distribution amount.  With the acquisition of all the issued and outstanding Trust Units of Harvest by KNOC on December 22, 2009, the distribution reinvestment plan was cancelled.

(c)  Per Trust Unit Information
The following tables summarize the net income and Trust Units used in calculating income per Trust Unit:

Net income adjustments	December 31, 2009	December 31, 2008
Net (loss) income, basic	$(935,634)	$212,019
Interest on Convertible Debentures	-	95
Net income, diluted(1)(3)	$(935,634)	$212,114

Weighted average Trust Units adjustments	December 31, 2009	December 31, 2008
Number of Units
Weighted average Trust Units outstanding, basic	173,785,806	152,836,717
Effect of Convertible Debentures	-	69,155
Effect of Employee Unit Incentive Plans	-	200,789
Weighted average Trust Units outstanding, diluted(2)(3)	173,785,806	153,106,661
(1)	Net income, diluted excludes the impact of the conversions of certain of the Convertible Debentures of $69.4 million for the year ended December 31, 2008, as the impact would be anti-dilutive.
(2)
Weighted average Trust Units outstanding, diluted for the year ended December 31, 2008 does not include the unit impact of 25,915,000 for certain of the Convertible Debentures and nil for the Employee Unit Incentive Plans, as the impact would be anti-dilutive.

(3)
As a result of the acquisition of all the issued and outstanding Trust Units of Harvest by Korea National Oil Company on December 22, 2009, the debentures are no longer convertible into Trust Units at the option of the holder and the Employee Unit Incentive Plans have been settled; therefore, no adjustment for the effect of Convertible Debentures or the effect of Employee Unit Incentive Plans have been included in the determination of net income, diluted or weighted average Trust Units outstanding, diluted for the year ended December 31, 2009.

15.           Contributed Surplus

	December 31, 2009	December 31, 2008
Balance, beginning of year	$6,433	$-
Settlement of convertible debentures	11	6,433
Elimination of equity component of convertible debentures resulting from the acquisition by KNOC	84,089	-
Future income tax adjustment from change in shareholder status [Note 18]	224,722	-
Balance, end of year	$315,255	$6,433

16.           Capital Structure

Harvest considers its capital structure to comprise its credit facilities, 77/8% Senior Notes, Convertible Debentures and unitholders’ equity.

	December 31, 2009	December 31, 2008
Bank debt	$428,017	$1,226,228
7 7/8% Senior Notes (1)	262,750	304,500
Principal amount of convertible debentures	914,166	916,698
Total Debt	1,604,933	2,447,426
Unitholders’ equity (2)	4,669,559	2,559,229
Total capitalization	$6,274,492	$5,006,655
(1) Face value converted at the year end exchange rate.
(2) Less equity component of convertible debentures at December 31, 2008.

Harvest’s primary objective in its management of capital resources is to have access to capital to fund its financial obligations as well as future growth. Harvest monitors its capital structure and makes adjustments according to market conditions to remain flexible while meeting these objectives. Accordingly, Harvest may adjust its capital spending programs, issue new units in exchange for equity capital from the unitholder, issue new debt or repay existing debt.

Harvest evaluates its capital structure using the following non-GAAP financial ratios: bank debt to Twelve Month Trailing EBITDA; secured debt to net present value of our proved petroleum and natural gas reverses discounted at 10%; and total debt to total debt plus unitholders’ equity.  These ratios are also included in our externally imposed capital requirements per our credit facility [Note 10], Senior Notes [Note 11] and Convertible Debentures [Note 12]; Harvest was in compliance with all debt covenants at December 31, 2009.

At December 31, 2008 the issuance of Trust Units was limited by the “normal growth guidelines” contained in Bill C-52 issued by the Government of Canada; however, subsequent to the acquisition of all the outstanding Trust Units by KNOC, Harvest is no longer subject to this legislation as it is no longer a publicly traded trust. Harvest’s Trust Unit indenture provides for the issuance of an unlimited number of Trust Units.

17.   Employee Unit Incentive Plans

Harvest had a Trust Unit Rights Incentive Plan and Unit Award Incentive Plan (“Unit Award Plan”) in place prior to the KNOC acquisition.

Trust Unit Rights Incentive Plan
Harvest was authorized to grant non-transferable unit appreciation rights to directors, officers, consultants, employees and other service providers.  The initial exercise price of rights granted under the plan was equal to the market price of the Trust Units at the time of grant and the maximum term of each right was five years.  The rights vest equally over four years commencing on the first anniversary of the grant date.  Any portion of a distribution that did not reduce the exercise price on exercised rights was paid to the holder in a lump sum cash payment after the rights had been exercised.

Upon the exercise of unit appreciation rights the holder had the sole discretion to elect to receive cash or units.  As a result, Harvest recognized a liability on its consolidated balance sheet associated with the rights reserved under the plan.  This obligation represented the difference between the market value of the Trust Units and the exercise price of the vested unit rights outstanding under the plan.  No obligation has been recorded at December 31, 2009 in accounts payable and accrued liabilities (2008 - $0.3 million) as the 7,233,661 outstanding Trust Unit Rights (2008 – 8,037,446) were settled with the acquisition of Harvest by the KNOC in December 2009.

The following table summarizes the changes in the Trust Unit Rights Incentive Plan:

	Year ended December 31, 2009		Year ended December 31, 2008
	Unit Appreciation Rights	Weighted Average Exercise Price	Unit Appreciation Rights	Weighted Average Exercise Price
Outstanding beginning of year	8,037,466	$21.19	3,823,683	$30.74
Granted	145,000	7.90	5,244,102	15.68
Exercised	(20,675)	23.95	(68,675)	25.67
Forfeited/settled (1)	(8,161,791)	20.98	(961,644)	28.80
Outstanding before exercise price reductions	-	-	8,037,466	21.19
Exercise price reductions	-	-	-	(4.45)
Outstanding, end of year	-	-	8,037,466	16.74
Exercisable before exercise price reductions	-	$-	85,200	$22.60
Exercise price reductions	-	-	-	(15.49)
Exercisable, end of year	-	$-	85,200	$7.11
(1)  Trust Unit Rights of 7,233,661 were settled on December 22, 2009 subsequent to the closing of the acquisition of Harvest by KNOC (2008 – nil).

Unit Award Plan
The Unit Award Plan authorized Harvest to grant awards of Trust Units to directors, officers, employees and consultants of Harvest and its affiliates. Awards vested annually over a two to four year period and, upon vesting, entitled the holder to elect to receive the number of Trust Units subject to the award or the equivalent cash amount.  Harvest recognized a liability on its consolidated balance sheet associated with the awards granted under the plan.  This obligation represented the fair value of the vested Trust Units granted under the Unit Award Plan.  No obligation has been recorded at December 31, 2009 in accounts payable and accrued liabilities (2008 - $3.6 million) as the 629,347 outstanding Unit Awards (2008 – 659,137) were settled with the acquisition of Harvest by the KNOC in December 2009.

Number	December 31, 2009	December 31, 2008
Outstanding, beginning of year	659,137	348,248
Granted	17,732	390,274
Adjusted for distributions	93,523	75,310
Exercised	(101,652)	(121,776)
Forfeitures/settled (1)	(668,740)	(32,919)
Outstanding, end of year	-	659,137
Exercisable, end of year	-	238,817
(1)  Unit Awards of 629,347 were settled on December 31, 2009 subsequent to the closing of the acquisition of Harvest by KNOC (2008 – nil).

In conjunction with the KNOC acquisition, each of the Trust Unit Rights Incentive Plan and the Unit Award Plan was cancelled and $8.3 million was required to be paid to directors, officers and employees. The Trust had  accrued $5.6 million of costs associated with the plans  prior to the cancellation of the plans; on cancellation of the plans  the Trust  recorded an additional $2.7 million of costs of which $2.2 million has been included in KNOC acquisition related costs in the consolidated statements of income and $0.5 million was included in general and administrative expense.

Total non cash compensation recovery included in G&A is $5.2 million (2008 – recovery of $1.7 million).

18.   Income Taxes

The future income tax (“FIT”) provision reflects the net tax effects of temporary differences between the carrying amounts of assets and liabilities of the corporate subsidiaries in the Trust and their corresponding income tax bases as at that date.  Changes in the temporary differences are reflected in FIT expense (recovery).  Those changes that arise due to a change in capital structure are charged to equity.

As a result of the acquisition by KNOC on December 22, 2009, Harvest is no longer a public trust and is therefore no longer subject to the SIFT tax legislation that passed in Bill C-52 in June 2007 which made the distributions of publicly traded trusts subject to tax. Management does not intend on having income accumulate in the trust; however, in the event that this occurred, tax free distributions could be made to KNOC Canada to eliminate any taxable income. This results in an effective tax rate of zero for Harvest’s flow through entities which led to the reversal of the remaining FIT liability that was initially booked upon the enactment of the SIFT rates in the second quarter of 2007.  A recovery of $224.7 million relating to this reversal was realized through equity during 2009 as it arose from a change in shareholder status, a recovery of $1.1 million was recognized in unitholders’ capital as it related to a capital transaction and a recovery of $28.0 million was credited through the income statement; the additional movement was due to a FIT asset of $14.9 million being recorded on the Pegasus acquisition.

At the end of 2009, Harvest had a net FIT asset on the balance sheet of $64.8 million comprised of a $91.0 million FIT liability for the downstream corporate entities and an offsetting FIT asset of $155.8 million for the upstream corporate entities as compared to a FIT liability of $204.0 million comprised of a $372.6 million provision for our various flow through entities and a $168.6 million net asset for our corporate entities at the end of the prior year.

FIT liability (asset)
Opening FIT Liability, January 1, 2009	203,998
Ending FIT Asset, December 31, 2009	(64,822)
(268,820)
Consists of:
FIT recovery for period ended December 31, 2009	(28,035)
FIT asset recognized on Pegasus acquisition	(14,991)
FIT related to SIFT moved to equity	(224,723)
FIT related to share issuance costs	(1,071)
Total	(268,820)

The provision for future income taxes varies from the amount that would be computed by applying the relevant Canadian income tax rates to reported income before taxes as follows:

	Year ended December 31
	2009	2008
Income (loss) before taxes	$(964,178)	$320,498
Combined Canadian Federal and Provincial statutory income tax rate	29.23%	29.85%
Computed income tax expense (recovery) at statutory rates	(281,829)	95,669
Increased expense (recovery) resulting from the following:
Income earned by flow through entities	(48,162)	(164,571)
Goodwill write-down	258,416
Transfer of intangibles from trust to corporation	34,199
Temporary differences acquired in excess of fair value limitation		944
Benefit of future tax deductions previously unrecognized	(8,172)	-
Difference between current and expected tax rates	(57,482)	113,655
Non-taxable portion of capital (gain) loss	(5,936)	8,216
Change in estimates of future temporary differences	52,158	54,005
Non-deductible expenses	28,773	642
FIT expense	(28,035)	108,560

The components of the FIT (asset)/liability are as follows:

	December 31
	2009	2008
Net book value of petroleum and natural gas assets in excess of tax pools	$214,584	$498,725
Net book value of intangible assets in excess of tax pools	9,681	16,640
Asset retirement obligation	(52,129)	(73,899)
Net unrealized losses related to risk management contracts and currency exchange positions – current	(3,248)	7,124
Net unrealized losses related to risk management contracts and currency exchange positions – long-term	6,681	1,177
Non-capital loss carry forwards for tax purposes	(239,513)	(241,660)
Deferral of taxable income in partnership	681	554
Future employee retirement costs	(1,514)	(3,135)
Working capital and other items	(45)	(1,528)
FIT liability (asset), net	$(64,822)	$203,998

There are approximately $1.0 billion of temporary differences in the consolidated flow-through entities within the Trust on which FIT has not been recognized.

The expiry dates on the consolidated non-capital losses are as follows:

Year of Expiry
2013	$9,768
2014	40,411
2023	366
2024	902
2025	97,444
2026	40,698
2027	457,336
2028	353,884
2029	118,424
Consolidated non-capital losses	$1,119,233

See Commitments and Contingencies [Note 22].

19.   Employee Future Benefit Plans

Defined Benefit Plans
The measurement of the accrued benefit obligation and annual expense for the defined benefit plans requires actuarial calculations and several assumptions.  These assumptions, set annually on December 31, are as follows:
	December 31, 2009		December 31, 2008
	Pension Plans	Other Benefit Plans	Pension Plans	Other Benefit Plans
Discount rate	5.5%	5.5%	7.25%	7.25%
Expected long-term rate of return on plan assets	7.0%	-	7.0%	-
Rate of compensation increase	3.5%	-	3.5%	-
Employee contribution of pensionable income	6.0%	-	6.0%	-
Annual rate of increase in covered health care benefits	-	9%	-	10%
Expected average remaining service lifetime (years)	12.2	10.5	11.7	10.7

The assets of the defined benefit plan are invested and maintain the following asset mix:

	December 31, 2009	December 31, 2008
Bonds/fixed income securities	31%	36%
Equity securities	69%	64%

Total cash payments for employee future benefits, consisting of cash contributed by Harvest to the pension plans and other benefit plans was $4.8 million for 2009 (2008 - $3.7 million).

The expected long-term rates of return are estimated based on many factors, including the expected forecast for inflation, risk premiums for each class of asset, and current and future financial market conditions.

The defined benefit pension plans and post-retirement health care benefits plan were subject to actuarial valuations on December 31, 2009; the next valuation reports are due no later than December 31, 2010.

	December 31, 2009		December 31, 2008
	Pension Plans	Other Benefit Plans	Pension Plans	Other Benefit Plans

Employee benefit obligation, beginning of year	$40,652	$5,298	$49,082	$6,653
Current service costs	1,182	216	3,355	370
Interest	3,084	392	2,673	346
Actuarial losses (gains)	13,317	1,462	(13,086)	(1,795)
Benefits paid	(1,759)	(321)	(1,372)	(276)
Employee benefit obligation, end of year	56,476	7,047	40,652	5,298

Fair value of plan assets, beginning of year	35,132	-	38,903	-
Actual return on plan assets	6,510	-	(7,587)	-
Employer contributions	4,605	224	3,485	199
Employee contributions	1,582	97	1,703	77
Benefits paid	(1,759)	(321)	(1,372)	(276)
Fair value of plan assets, end of year	46,070	-	35,132	-
Funded status	(10,406)	(7,047)	(5,520)	(5,298)
Unamortized balances:
Net actuarial losses	8,059	-	267	-
Carrying amount	$(2,347)	$(7,047)	$(5,253)	$(5,298)

	December, 31, 2009	December, 31, 2008
Summary:
Pension plans	$2,347	$5,253
Other benefit plans	7,047	5,298
Carrying amount	$9,394	$10,551

Estimated pension and other benefit payments to plan participants which reflect expected future service, expected to be paid from 2010 to 2019, are as follows:

	Pension Plans	Other Benefit Plans

2010	$1,667	$382
2011	1,926	543
2012	2,144	655
2013	2,419	786
2014	2,887	943
2015 to 2019	21,663	7,303
Total	$32,706	$10,612

The table below shows the components of the net benefit plan expense:

	Year ended December 31, 2009		Year ended December 31, 2008
	Pension Plans	Other Benefit Plans	Pension Plans	Other Benefit Plans
Current service cost	$1,182	$216	$3,355	$370
Interest costs	3,084	392	2,673	346
Expected return on assets	(2,558)	-	(2,806)	-
Amortization of net actuarial (gains)/losses	(8)	1365	-	(1,872)
Net benefit plan expense	$1,700	$1,973	$3,222	$(1,156)

A 1% percent change in the expected health care cost trend rate would have the following annual impacts as at December 31, 2009:

	1% Increase	1% Decrease
Impact on post-retirement benefit expense	$1	$(2)
Impact on projected benefit obligation	16	(25)

20.  Financial Instruments and risk management contracts

Financial instruments of Harvest consist of cash, accounts receivable, accounts payable and accrued liabilities, bank loan, risk management contracts, Convertible Debentures and the 7 7/8% Senior Notes. The carrying value and fair value of these financial instruments at December 31, 2009 is disclosed below by financial instrument category, as well as any related gains or losses and interest income or expense for the year ended December 31, 2009:

	Carrying Value		Fair Value	Gains/ (Losses)		Interest Income/ (Expense)		Other Income/ (Expense)
Loans and Receivables
Accounts receivable	$180,839		$180,839	$-		$130	(2)	$-
Assets Held for Trading
Net fair value of risk management contracts	(2,052)		(2,052)	(24,899	) (3)	-		-
Other Liabilities
Accounts payable(6)	205,378		205,378	-		-		-
Bank loan	428,017		428,017	-		(16,582	) (4)	(930	)(4)
7 7/8% Senior Notes	259,119	(1)	265,378	-		(24,413	) (5)	-
Convertible Debentures	$837,870		$931,067	$-		$(77,914	) (5)	$-
(1) The face value of the 7 7/8% Senior Notes at December 31, 2009 is $262.8 million (U.S. $250 million).
(2)  Included in petroleum, natural gas, and refined product sales in the statement of income and comprehensive income.
(3) Included in risk management contracts - realized and unrealized gains (losses) in the statement of income and comprehensive income.

(4) Included in interest and other financing charges on short term/long term debt in the statement of income and comprehensive income. The amortization of financing fees related to this liability is included in amortization of deferred finance charges in the statement of cash flows.

(5) Included in interest and other financing charges on short term/long term debt in the statement of income and comprehensive income. The non-cash interest expense relating to the accretion of premiums, discounts or transaction costs that are netted against these liabilities are included in non-cash interest in the statement of cash flows.

(6) Excludes current portion of asset retirement obligation

(a)   Fair Values
The fair values of the Convertible Debentures and the 7 7/8% Senior Notes are based on quoted market prices as at December 31, 2009.  The risk management contracts are recorded on the balance sheet at their fair value; accordingly, there is no difference between fair value and carrying value.  The bank loan is recorded at amortized cost, but as there are no transaction costs associated with our bank debt and the financing costs are included in intangible assets, there is no difference between the carrying value and the fair value.  Due to the short term nature of accounts receivable, accounts payable, cash distribution payable and the bank loan, their carrying values approximate their fair values.

Harvest’s financial assets and liabilities recorded at fair value have been classified according to the following hierarchy based on the amount of observable inputs used to value the instrument.

Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.
Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Level 2 valuations are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace.
Level 3 – Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

Harvest’s cash and risk management contracts have been assessed on the fair value hierarchy described above; cash is classified as Level 1 and risk management contracts as Level 2.

(b)  Risk Management Contracts
At December 31, 2009, the net fair value deficiency reflected on the balance sheet for all the risk management contracts outstanding at that date was approximately $2.1 million (2008 – net fair value asset of $35.9 million), which is presented on the balance sheet as a current liability.

The following is a summary of Harvest’s risk management contracts outstanding, along with their fair value at December 31, 2009:

Quantity	Type of Contract	Term	Average Price	Fair value

Electricity Price Risk Management
25 MWh	Electricity price swap contracts	Jan. 10 – Dec. 10	Cdn $59.22	$ (2,052)

For the year ended December 31, 2009, the total unrealized loss recognized in the consolidated statement of income and comprehensive income on the change in fair value of risk management contracts was $37.9 million (2008 – gain of $185.9 million). The realized gains and losses on all risk management contracts are included in the period in which they are incurred.

(c)  Risk Exposure
Harvest is exposed to market risks resulting from fluctuations in commodity prices, currency exchange rates and interest rates in the normal course of operations.  Harvest is also exposed, to a lesser extent, to credit risk on accounts receivable and counterparties to price risk management contracts and to liquidity risk relating to our debt.

(i.)  Credit Risk

Upstream Accounts Receivable
Accounts receivable in our upstream operations are due from crude oil and natural gas purchasers as well as joint venture partners in the petroleum and natural gas industry and are subject to normal industry credit risks. Concentration of credit risk is mitigated by having a broad customer base, which includes a significant number of companies engaged in joint operations with Harvest.  Harvest periodically assesses the financial strength of its crude oil and natural gas purchasers and will adjust its marketing plan to mitigate credit risks.  This assessment involves a review of external credit ratings; however, if external ratings are not available, Harvest requests a guarantee from the parent company that does have a credit rating.  If this is not possible, Harvest performs an internal credit review based on the purchaser’s past financial performance.  The credit risk associated with joint venture partners is mitigated by reviewing the credit history of partners and requiring some partners to provide cash prior to incurring significant capital costs on their behalf.  Additionally, most agreements have a provision enabling Harvest to use the proceeds from the sale of production that would otherwise be taken in kind by the partner to offset amounts owing from the partner that is in default.  Generally, the only instances of impairment are when a purchaser or partner is facing bankruptcy or extreme financial distress.

Risk Management Contract Counterparties
Harvest is exposed to credit risk from the counterparties to our risk management contracts.  This risk is managed by diversifying Harvest’s risk management portfolio among a number of counterparties limited to lenders in our syndicated credit facilities; we have no history of impairment with these counterparties.

Downstream Accounts Receivable
The Supply and Offtake Agreement entered into in conjunction with the purchase of the downstream operations exposed Harvest to the credit risk of Vitol Refining S.A. (“Vitol”) as all feedstock purchases and the majority of product sales are made with Vitol under this agreement.  Harvest mitigates this risk by requiring that Vitol maintain a minimum B+ credit rating as assessed by Standard and Poor’s Rating Services.  If the credit rating falls below this line, additional security is required to be supplied to Harvest.  This credit risk is also mitigated by the amounts owing to Vitol for feedstock purchases that are offset against amounts receivable from Vitol for product sales with the balance being net settled.  Harvest is in a net payable position with Vitol at December 31, 2009 and accordingly the outstanding balance is included in current trade accounts payable in the liability liquidity table below.

Harvest’s policy is to manage its credit risk by dealing with only financially sound customers, based on an evaluation of the customer’s financial condition.  At December 31, 2009, Harvest had an accounts receivable balance with one customer of $23.6 million resulting from the sale of refined product, representing approximately 35% of total downstream accounts receivable. This customer is an integrated multinational energy company with an AA public credit rating.

Our maximum exposure to credit risk relating to the above classes of financial assets at December 31, 2009 is the carrying value of accounts receivable. The table below provides an analysis of our current financial assets and the age of our past due but not impaired financial assets by type of credit risk.

	Current AR	Overdue AR
		< 30 days	> 30 days, < 60 days	> 60 days, < 90 days	> 90 days
Upstream Accounts Receivable	$93,735	$346	$435	$265	$14,065	(1)
Risk Management Contract Counterparties	3,357	-	-	-	-
Downstream Accounts Receivable	62,238	2,902	755	374	2,367
Total	$159,330	$3,248	$1,190	$639	$16,432
(1) Includes a $4.2 million allowance for doubtful accounts.

(ii.) Liquidity Risk
Harvest is exposed to liquidity risk due to our borrowings under our credit facilities, convertible debentures and 7 7/8% Senior Notes. This risk is mitigated by managing the maturity dates on our obligations, complying with covenants and managing our cash flow by entering into price risk management contracts.  Additionally, when we enter into price risk management contracts we select counterparties that are also lenders in our syndicated credit facility thereby using the security provided in our credit agreement eliminating the requirement for margin calls and the pledging of collateral.

The following table provides an analysis of our financial liability maturities based on the remaining terms of our liabilities as at December 31, 2009 and includes the related interest charges:
	<1 year	>1 year <3 years	>4 years <5 years	>5 years	Total
Trade accounts payable and accrued liabilities	$188,848	$-	$-	$-	$188,848
Settlement of risk management contract	2,052	-	-	-	2,052
Bank loan and interest	429,646	-	-	-	429,646
Convertible debentures and interest	236,173	211,435	448,992	243,891	1,140,491
7 7/8% Senior Notes and interest	60,272	233,892	-	-	294,164
Pension contributions	4,100	8,448	8,789	4,527	25,864
Asset retirement obligations	12,178	40,071	25,893	1,123,473	1,201,615
Total	$933,269	$493,846	$483,674	$1,371,891	$3,282,680

(iii.) Market Risks and Sensitivity Analysis
Harvest is exposed to three types of market risks: interest rate risk, currency exchange rate risk and commodity price risk.

We have performed sensitivity analysis on the three types of market risks identified, assuming that the volatility of the risks over the next quarter will be similar to that experienced in the past year.  Harvest has determined that a reasonably possible price or rate variance over the next reporting period for a given risk variable can be estimated by calculating two standard deviations for each three month period in the last year for the relevant daily price/rate settings and using an average of the standard deviation as a reasonable estimate of the expected variance.  This variance is then applied to the relevant period end rate or price to determine a reasonable percentage increase and decrease in the risk variable which can then be applied to the outstanding risk exposure at period end.  Using 12 months of data, we factor in the seasonality of our business and the price volatility therein.

Interest rate risk
Harvest is exposed to interest rate risk on its bank borrowings as interest rates are determined in relation to floating market rates plus an incremental charge based on our secured debt to EBITDA. Harvest’s Convertible Debentures and 7 7/8% Senior Notes have fixed interest rates and therefore do not have any additional interest rate risk.  Harvest manages its interest rate risk by targeting appropriate levels of debt relative to its expected cash flow from operations.

For the year ended December 31, 2009, interest charges on bank loans aggregated to $16.1 million (2008 - $49.6 million), reflecting an effective interest rate of 1.44% (2008 – 4.12%).

At December 31, 2009, if interest rates had decreased by 100% with all other variables held constant, after-tax net income for the year would have been $1.3 million higher, as a result of lower interest expense on variable rate borrowings.  If interest rates had increased by 250%, with all other variables held constant, the after-tax net income would have been $3.3 million lower.

Currency exchange rate risk
Harvest is exposed to the risk of changes in the U.S. dollar exchange rate on its U.S. dollar denominated revenues as well as Canadian dollar revenues that are based on a U.S. dollar commodity price.  In addition, Harvest’s 7 7/8% Senior Notes are denominated in U.S. dollars (U.S.$250 million) and interest on these notes is payable semi-annually in U.S. dollars and accordingly the principal and any interest payable at the balance sheet date are also subject to currency exchange rate risk.  Harvest is also exposed to currency exchange rate risk on its net investment in our downstream operations which is a self sustaining subsidiary that uses a U.S. dollar functional currency.  Harvest manages these exchange rate risks by occasionally entering into fixed rate currency exchange contracts on future U.S. dollar payments and U.S. dollar sales receipts.

At December 31, 2009, if the U.S. dollar strengthened or weakened by 8% relative to the Canadian dollar, the impact on net income and other comprehensive income due to the translation of monetary financial instruments would be as follows:

Impact on Net Income
U.S. Dollar Exchange Rate - 8% increase	$(21,057)
U.S. Dollar Exchange Rate - 8% decrease	$21,057

As mentioned above, Harvest’s downstream operations operates with a U.S. dollar functional currency which gives rise to currency exchange rate risk on North Atlantic Refining LP’s Canadian dollar denominated monetary assets and liabilities, such as Canadian dollar bank accounts and accounts receivable and payable, as follows:

Impact on Net Income
Canadian Dollar Exchange Rate - 8% increase	$(22,978)
Canadian Dollar Exchange Rate - 8% decrease	$22,978

Commodity Price Risk
Harvest uses price risk management contracts to manage a portion of its power costs.  These contracts are recorded on the balance sheet at their fair value as of the balance sheet date, with changes from the prior period’s fair value reported in net income for the period.  These fair values are generally determined as the difference between the stated fixed price of the contract and an expected future power price.  Variances in expected future prices expose us to commodity price risk as changes will result in a gain or loss that we will realize on settlement of these contracts.  This risk is mitigated by continuously monitoring the effectiveness of these contracts.  Harvest uses power hedge contracts as an effective method of reducing its cash power expense.

If the following changes in expected forward prices were applied to the fair value of risk management contracts in place at December 31, 2009, net income would be impacted as follows:

		Impact on Net Income
Contract	% Change	Due to % increase	Due to % decrease
Power	50%	$-	$(36)
Total		$-	$(36)

21.   Segment Information

Harvest operates in Canada and has two reportable operating segments, Upstream and Downstream.  Harvest’s upstream operations consist of development, production and subsequent sale of petroleum, natural gas and natural gas liquids, while its downstream operations include the purchase of crude oil, the refining of crude oil, the sale of the refined products including a network of retail operations and the supply of refined products to commercial and wholesale customers.

Results of Continuing Operations
	Downstream(1)		Upstream(1)		Total
	2009	2008	2009	2008	2009	2008
Revenue(2)	$2,381,637	$4,194,595	$886,308	$1,543,214	$3,267,945	$5,737,809
Royalties	-	-	(128,860)	(248,445)	(128,860)	(248,445)
Less:
Purchased products for resale and processing	2,015,671	3,850,507	-	-	2,015,671	3,850,507
Operating(3)	241,911	236,259	258,675	300,890	500,586	537,149
Transportation and marketing	12,009	20,753	14,228	13,490	26,237	34,243
General and administrative	1,593	1,875	36,452	32,868	38,045	34,743
Depletion, depreciation, amortization and accretion	77,288	71,076	450,291	448,735	527,579	519,811
Goodwill impairment(5)	206,465	-	677,612	-	884,077	-
	$(173,300)	$14,125	$(679,810)	$498,786	(853,110)	512,911

Realized net gains (losses) on risk management contracts					62,803	(200,782)
Unrealized net losses on risk management contracts					(37,904)	185,921
Korea National Oil Corporation transaction costs					(18,393)	-
Interest and other financing charges on short term debt					(8,896)	(295)
Interest and other financing charges on long term debt					(110,943)	(146,375)
Currency exchange gain (loss)					2,265	(30,882)
Large corporations tax (expense) recovery and other tax					509	81
Future income tax (expense) recovery					28,035	(108,560)
Net (loss) income					$(935,634)	$212,019

Total Assets(4)	$1,362,941	$1,775,688	$3,041,971	$3,933,632	$4,404,912	$5,745,407

Capital Expenditures
Development and other activity	$43,875	$56,162	$186,276	$271,312	$230,151	$327,474
Business acquisitions	-	-	-	36,756	-	36,756
Property acquisitions	-	-	2,635	138,493	2,635	138,493
Property dispositions	-	-	(64,751)	(46,476)	(64,751)	(46,476)
Total expenditures	$43,875	$56,162	$124,160	$400,085	$168,035	$456,247

Property, plant and equipment
Cost	$1,328,727	$1,493,039	$4,848,984	$4,710,725	$6,177,711	$6,203,764
Less: Accumulated depletion, depreciation, and amortization	(205,637)	(162,810)	(1,998,004)	(1,572,449)	(2,203,641)	(1,735,259)
Net book value	$1,123,090	$1,330,229	$2,850,980	$3,138,276	$3,974,070	$4,468,505

Goodwill(5)
Beginning of year	$216,229	$175,984	$677,612	$676,794	$893,841	$852,778
Addition (reduction) to goodwill	(9,764)	40,246	-	817	(9,764)	41,063
Impairment of goodwill	(206,465)	-	(677,612)	-	(884,077)	-
End of year	$-	$216,230	$-	$677,611	$-	$893,841

(1) Accounting policies for segments are the same as those described in the Significant Accounting Policies.

(2) Of the total downstream revenue for the year ended December 31, 2009, two customers represent sales of $1,459.7 million and $391.1 million respectively (2008 - $2,818.1 million and $592.0 million).  No other single customer within either division represents greater than 10% of Harvest’s total revenue.

(3) Downstream operating expenses for the period ended December 31, 2009 include $47.5 million of turnaround and catalyst costs (2008 - $5.6 million).
(4) Total Assets on a consolidated basis includes nil (2008 - $36.1 million) relating to the fair value of risk management contracts.

(5) A goodwill impairment charge of $206.5 million for the downstream segment was recognized at June 30, 2009 and of $677.6 million was recognized for the upstream segment at September 30, 2009 (see Note 7).

(6) There is no intersegment activity.

22.  Commitments and Contingencies

From time to time, Harvest is involved in litigation or has claims brought against it in the normal course of business operations.  Management of Harvest is not currently aware of any claims or actions that would materially affect Harvest’s reported financial position or results from operations.  In the normal course of operations, management may also enter into certain types of contracts that require Harvest to indemnify parties against possible third party claims, particularly when these contracts relate to purchase and sale agreements.  The terms of such contracts vary and generally a maximum is not explicitly stated; as such the overall maximum amount of the obligations cannot be reasonably estimated.  Management does not believe payments, if any, related to such contracts would have a material effect on Harvest’s reported financial position or results from operations.

The following are the significant commitments and contingencies at December 31, 2009:

(a)
North Atlantic has a Supply and Offtake Agreement with Vitol Refining S.A. (“Vitol”) which was revised effective November 1, 2009 for a primary term of two years after which the agreement will revert to evergreen.  This agreement continues to provide that the ownership of substantially all crude oil feedstock and refined product inventory at the refinery be retained by Vitol and that Vitol will be granted the right and obligation to provide crude oil feedstock for delivery to the refinery, as well as the right and obligation to purchase substantially all refined products produced by the refinery.  The revised terms also include the marketing of high sulphur fuel oil inventories which, along with other amendments, will increase the amount of working capital financing provided by Vitol.  At December 31, 2009, North Atlantic had commitments totaling approximately $582.0 million (2008 - $319.7 million) in respect of future crude oil feedstock purchases and related transportation from Vitol.

(b)
North Atlantic has an environmental agreement with the Province of Newfoundland and Labrador, Canada, committing to programs that reduce the environmental impact of the refinery over time.  Initiatives include a schedule of activities to be undertaken with regard to improvements in areas such as emissions, waste water treatment, terrestrial effects, and other matters.  In accordance with the agreement, certain projects have been completed and others have been scheduled.  Costs relating to certain activities scheduled to be undertaken over the next two years are estimated to be approximately $3.4 million and are included in the table below; costs cannot yet be estimated for the remaining projects.

(c)
North Atlantic has been named a defendant in The State of New Hampshire versus Amerada Hess Corp. et al, one of more than 100 methyl tertiary butyl ether ("MTBE") U.S. product liability litigation cases that have been consolidated for pre-trial purposes in this matter.  The plaintiffs seek relief for alleged contamination of ground water from the various defendants' use of the gasoline additive MTBE.  Although the plaintiffs have not made a particular monetary demand, they are asserting collective and joint liability against all defendants.  All consolidated lawsuits are at a preliminary stage and, accordingly, it is too early in the legal process to reach any conclusion regarding the ability of the State of New Hampshire to properly assert jurisdiction over North Atlantic in the lawsuit or to reach any conclusions regarding the substance of the plaintiffs' claims.  Accordingly, the evaluation of the risk of liability to North Atlantic is not determinable at this time and no amounts are accrued in the consolidated financial statements in respect of this matter.  Harvest is indemnified by Vitol Group B.V. in respect of this contingent liability.

(d)	Suncor Energy (formerly Petro-Canada), a former owner of the North Atlantic refinery, holds certain contractual rights in relation to production at the refinery, namely:

i.	a right to share, subject to a maximum limit, in the profits of the sale of any refined product, refined at the refinery, sold in Canada, exclusive of the province of Newfoundland and Labrador;

ii.	a right of first refusal to any refinery and/or terminaling capacity in excess of North Atlantic’s requirements;

iii.	a right to participate in any venture to produce petrochemicals at the refinery; and

iv.	the rights in paragraphs (i) and (ii) above continue for a period of 25 years from December 1, 1986, while the rights in paragraph (iii) continue until amended by the parties.

(f)	Canada Revenue Agency Assessment
In January 2009, Canada Revenue Agency issued a Notice of Reassessment to Harvest Energy Trust in respect of its 2002 through 2004 taxation years claiming past taxes, interest and penalties totaling $6.2 million.  The CRA has adjusted Harvest Energy Trust’s taxable income to include their net profits interest royalty income on an accrual basis whereas the tax returns had reported this revenue on a cash basis.  A Notice of Objection has been filed with CRA requesting the adjustments to an accrual basis be reversed.  The Harvest Energy Trust 2005 tax return has also been prepared on a cash basis for royalty income with no taxes payable and, if reassessed by CRA on a similar basis, there would have been approximately $40 million of taxes owing.  The Harvest Energy Trust 2006 tax return has been prepared on an accrual basis including incremental payments required to align the prior year’s cash basis of reporting with no taxes payable.  Management along with our legal advisors believe the CRA has not properly applied the provisions of the Income Tax Act (Canada) that entitle income from a royalty to be included in taxable income on a cash basis and that the dispute will be resolved with no taxes payable by Harvest Energy Trust.  Harvest has filed a Notice of Objection with the CRA and filed a Notice of Appeal with the Tax Court.  The CRA has advised that they will file their Reply/Statement of Defense shortly and Harvest has now scheduled examinations for discovery for April 2010.

The following is a summary of Harvest’s contractual obligations and commitments as at December 31, 2009:

Payments Due by Period
	2010	2011	2012	2013	2014	Thereafter	Total
Debt repayments (1)	650,687	220,254	106,796	330,548	60,050	236,599	1,604,934
Debt interest payments(2)	75,404	66,537	51,740	39,957	18,437	7,292	259,367
Capital commitments(3)	19,173	1,817	-	-	-	-	20,990
Operating leases(4)	6,506	7,475	6,854	6,205	6,126	1,159	34,325
Pension contributions(5)	4,100	4,182	4,266	4,351	4,438	4,527	25,864
Transportation agreements(6)	3,131	1,694	631	205	-	-	5,661
Feedstock commitments(7)	582,050	-	-	-	-	-	582,050
Contractual obligations	1,341,051	301,959	170,287	381,266	89,051	249,577	2,533,191

(1)	Included in the 2010 period is the principal amount of convertible debentures and 7 7/8% Senior Notes redeemed subsequent to year end [see note 23].
(2)	Interest determined on bank loan balance and rate effective at year end and by using the year end U.S. dollar exchange rate for the Senior Notes.
(3)	Relating to drilling contracts, AFE commitments, equipment rental contracts and environmental capital projects.
(4)	Relating to building and automobile leases.
(5)	Relating to expected contributions for employee benefit plans [see Note 19].
(6)	Relating to oil and natural gas pipeline transportation agreements.
(7)	Relating to crude oil feedstock purchases and related transportation costs [see Note 22(a) above].

23.  Subsequent Events

Between January 1, 2010 and March 3, 2010, an additional $54.4 million was committed to the purchase of feedstock inventory under the Supply and Offtake Agreement held with Vitol Refining S.A. [see table in Note 22].

On January 7, 2010 the downstream operations experienced a fire at the refinery in the conversion section of the operating units.  As a result, this section of the refinery was shut-down for assessment and repairs.  Subsequent to the fire, the remaining operating units were also shut-down for other repairs and economic reasons. The current assessment of the cost of repairs from the fire is approximately $7.0 million with an estimated downtime of six to eight weeks.

On January 20, 2010, Harvest made an offer to purchase 100% of the outstanding Convertible Debentures for cash consideration of 101% of the principal amount thereof plus accrued and unpaid interest in accordance with the “change of control” provisions included within the indenture pursuant to which the Convertible Debentures were issued.  The expiry date of each offer is as follows:

Series	Face Value at December 31, 2009	Carrying Value at December 31, 2009	Expiry Date of offer:
6.5% Debentures due 2010	37,062	36,187	March 4, 2010
6.4% Debentures due 2012	174,626	170,667	February 11, 2010
7.25% Debentures due 2013	379,256	362,216	March 4, 2010
7.25% Debentures due 2014	73,222	68,458	February 25, 2010
7.5% Debentures due 2015	250,000	200,342	February 25, 2010
	914,166	837,870

As at March 4th all of the offers have expired and the following redemptions have been made:
•	6.5% Debentures due 2010 – $13.3 million principal amount tendered leaving a principal balance of $23.8 million outstanding
•	6.4% Debenture due 2012 – $67.8 million principal amount tendered leaving a principal balance of $106.8 million outstanding

•	7.25% Debentures due 2013 – $48.7 million principal amount tendered leaving a principal balance of $330.5 million outstanding
•	7.25% Debentures due 2014 – $13.2 million principal amount tendered leaving a principal balance of $60.1 million outstanding
•	7.5% Debentures due 2015 – $13.4 million principal amount tendered leaving a principal balance of $236.6 million outstanding

On January 20, 2010, Harvest made an offer to purchase 100% of the outstanding 7 7/8% Senior Notes for cash consideration of 101% of the principal amount thereof plus accrued and unpaid interest in accordance with the “change of control” provisions included within the indenture pursuant to which the 7 7/8% Senior Notes were issued. On February 16, 2010, the offer relating to the 7 7/8% Senior Notes expired and US$40.4 million principal amount was tendered, leaving a principal balance of US$209.6 million outstanding.

On January 29, 2010 Harvest issued 46,567,852 Trust Units to Korea National Oil Corporation at $10.00 per Unit. The total proceeds of $465.7 million were used to repay the credit facility and to establish funding for potential convertible debenture or 7 7/8% Senior Note redemptions under the “change of control” provisions included within the relevant indentures.

In December 2009 Harvest signed a conditional letter of intent to purchase certain petroleum and natural gas assets in exchange for $31.0 million.  The letter of intent is subject to certain conditions, including approval by Harvest’s Board of Directors which was received in January 2010.  The acquisition is not expected to close until mid March; upon completion of this purchase, the production from these properties will be included in Harvest’s results.

24.  Comparatives

Certain comparative figures have been reclassified to conform to the current year’s presentation.